NEWMARKET GOLD ACHIEVES RECORD GOLD PRODUCTION OF 222,671OZ, CASH COSTS OF
$704/OZ AND AISC OF $987/OZ IN-LINE WITH 2015 GUIDANCE; ANNOUNCES 2016 GUIDANCE

TENTH CONSECUTIVE QUARTER OF PRODUCTION OVER 53,000OZ

Vancouver, B.C. – January 18, 2016 – Newmarket Gold Inc. (“Newmarket” or the “Company”)(TSX: NMI)(OTCQX: NMKTF) today announced production results for the three and twelve months ended December 31, 2015. All dollar amounts are in US dollars unless otherwise noted.

Full Year 2015 Highlights

•	Record 222,671 oz consolidated gold production led by Fosterville; third consecutive year of record production
•	Record 123,095 oz production at Fosterville, exceeding guidance, record grade of 6.11 g/t and record recovery of 88. 5%
•	63,255 oz production at Cosmo, mill grade of 2.99 g/t and strong recovery of 90.7% in-line with revised guidance
•	36,321 oz production at Stawell exceeded guidance on grade of 1.56 g/t and 80.8% recovery
•	Record low preliminary consolidated operating cash cost per ounce sold of $704, down 22% from $905 in full year 2014, in-line with guidance of $700 to $750
•	Record low preliminary consolidated all-in sustaining cost ("AISC") per ounce sold of $987, down 20.1% from $1,236 in full year 2014, in-line with guidance of $970 to $1,020
•	Cash balance of approximately $36.5 million as at December 31, 2015, which reflects ongoing investment of $4.8 million in growth programs across our operations in Q4 2015. Preliminary unaudited working capital was approximately $23 million

Fourth Quarter 2015 Highlights

•	53,179 oz production represents tenth consecutive quarter of consolidated gold production above 53,000 oz
•

Fosterville production of 31,519 oz on grade of 6.33 g/t and recovery of 86.3%; production continues to benefit from high-grade Eagle Fault discovery mill feed; Fosterville comprised approximately 60% of consolidated Q4 2015 production

•	Cosmo gold production of 12,898 oz on grade of 2.56 g/t and recovery of 86.9%
•	Stawell gold production of 8,762 oz, on grade of 1.50 g/t and strong recovery of 80.0%
•	Preliminary consolidated operating cash cost per ounce sold $742, down 6.4% from $793 in Q4 2014, with AISC of $995, down 9.4% from $1,098 in Q4 2014

2016 Consolidated Guidance

•	Gold production between 205,000 and 220,000 ounces
•	Operating Cash Costs per ounce sold between $700 and $750
•	All-in sustaining costs per ounce sold between $950 - $1,025

Douglas Forster, President & Chief Executive Officer of Newmarket stated: “Newmarket achieved a third consecutive year of record gold production and exceeded 2015 guidance with a total of 222,671 ounces, led by record production from our flagship Fosterville Gold Mine. Newmarket’s disciplined approach to safety, maximizing value through production and operating efficiencies, and the optimization of capital spending across all our mine sites, combined with a weaker Australian dollar, contributed to record low full year consolidated costs. Operating cash costs of $704 per ounce sold and consolidated AISC of $987 per ounce sold were in line with the lower end of full year 2015 revised cost guidance. Operationally, we are extremely pleased with the continued strong results achieved at Fosterville as the contribution from the high-grade, visible gold-bearing Eagle Fault discovery continues to drive record production and a record increasing grade profile. Our focus on operational execution at Cosmo resulted in improved contractor performance during the fourth quarter and at Stawell we continued to execute well with consistent production while advancing our new Aurora B gold discovery.”

“Looking ahead to 2016, we are on track to report updated Mineral Reserves and Resources by the end of Q1 2016 following our investment in growth exploration programs across all of our operations in 2015. Our 2016 guidance represents our expectations for achievable and sustainable results from operations as we look to target quality production ounces and deliver positive physical and financial performance from operations with a focus on creating shareholder value.”

Fourth Quarter and Full Year 2015 Consolidated Operating Summary

	Q4 2015	Q4 2014	Q3 2015	FY 2015	FY 2014
Ore Milled (tonnes)	586,940	648,581	565,254	2,326,295	2,610,223
Grade (g/t Au)	3.30	3.21	3.32	3.38	3.08
Recovery (%)	84.0%	85.4%	86.5%	86.2%	84.6%
Operating Cash Costs
per ounce sold ($)*	$742	$793	$715	$704	$905
AISC per ounce sold ($)*	$995	$1,098	$1,011	$987	$1,236
Gold ounces Produced	53,179	58,796	53,817	222,671	222,312

*See Non-IFRS Disclosures

Operating Mine Results

	Q4 2015	Q4 2014	Q3 2015	FY 2015	FY 2014
Fosterville Gold Mine
Ore Milled (tonnes)	179,450	190,823	175,687	703,787	814,837
Grade (g/t Au)	6.33	5.26	6.42	6.11	4.62
Recovery (%)	86.3%	88.5%	89.7%	88.5%	86.2%
Gold Production (oz)	31,519	29,045	32,793	123,095	105,342
Cosmo Gold Mine
Ore Milled (tonnes)	180,261	225,601	161,351	725,002	868,399
Grade (g/t Au)	2.56	3.05	2.65	2.99	3.14
Recovery (%)	86.9%	90.9%	92.2%	90.7%	88.9%
Gold Production (oz)	12,898	20,112	12,672	63,255	77,740
Stawell Gold Mines
Ore Milled (tonnes)	227,229	232,157	228,216	897,506	926,987
Grade (g/t Au)	1.50	1.67	1.42	1.56	1.67
Recovery (%)	80.0%	77.6%	80.0%	80.8%	78.8%
Gold Production (oz)	8,762	9,639	8,352	36,321	39,230
Total Gold ounces Produced	53,179	58,796	53,817	222,671	222,312

*See Non-IFRS Disclosures

Fourth Quarter 2015 Mine Operating Highlights

Fosterville Gold Mine

Fosterville produced 31,519 ounces of gold in Q4 2015, the second highest quarterly production result in the mine’s history, following Fosterville’s record Q3 2015 performance of 32,793 ounces produced. This result marked a 9% increase over the 29,045 ounces produced in Q4 2014.

Mine production continued to deliver strong, consistent performance during the quarter, producing 172,981 mined tonnes at an average grade of 6.38 g/t compared to 174,368 tonnes at 6.65 g/t in Q3 2015 and 185,750 tonnes at 5.27 g/t in Q4 2014. Compared to last quarter, mined tonnes were flat with grade slightly lower by 4% from the previous record quarter, but well ahead of Q4 2014 grade of 5.27 g/t, up 21%. The improvement was driven by continuing high-grade stope production on multiple levels in the Lower Phoenix area where both higher grade west and east-dipping lenses were extracted. Mined tonnes in Q4 2015 decreased 7% compared to Q4 2014 due to a lower contribution from the Harrier zone and a proportionately larger contribution from Central and Phoenix lodes, including the higher grade Lower Phoenix area which includes the visible gold-bearing Eagle Fault.

Mine development advanced at an average monthly rate of 629 m during Q4 2015, slightly below Q3 2015 and flat compared to Q4 2014. Total development during the quarter included 175 m of growth development to extend a drill drive off of the Harrier decline to establish a platform for drilling into the Central and Phoenix areas.

During Q4 2015, the mill processed 179,450 tonnes at an average grade of 6.33 g/t compared to 175,687 tonnes at 6.42 g/t in Q3 2015, and 190,823 tonnes at 5.26 g/t in Q4 2014. Mill throughput was driven by availability of mine tonnes and a 6.5kt decrease in the stockpile over the quarter. Recovery for the quarter was 86.3% which was down on the record achieved in the previous quarter (89.7%) due to a higher proportion of black shale-associated ore early in the quarter which impacted flotation recovery and lower leach recovery late in the quarter.

Cosmo Gold Mine

Cosmo gold production in Q4 2015 decreased 36% to 12,898 ounces of gold compared to the same period in 2014 due to reduced tonnes, grade and recovery.

During Q4 2015 the Cosmo team continued to focus on operational execution and achieved mining contractor performance improvements in staffing levels and equipment availability. As a result, Q4 2015 mined tonnes increased 10% over Q3 2015 to 181,254, at an average grade of 2.62 g/t.

Q4 2015 production increased 2% compared with Q3 2015, however, upside potential during the quarter was limited due to significantly lower grade and recovery than planned. The grade was impacted on two fronts. First, in the underground, grade underperformed to the mine model in specific extremities of the ore body due to the density of data within that specific area of the mine. Secondly, grade was impacted by dilution created from over break with the challenging ground conditions at depth along the F10 fault. The recovery rate during the quarter was impacted by the processing of carbonaceous material originating from the dilution coming from the F10 fault.

Contractor performance continues to improve and the development of Mining Block 8 has been completed which will enable a focus on stoping activity. Development advanced well during the fourth quarter, with 1,048 m achieved in Q4 2015 compared to 1,081 m in Q4 2014. Capital development was 353 m and operational development was 695 m in Q4 2015.

Production from Cosmo is treated at the Union Reef’s Mill. The mill processed 180,261 tonnes at an average grade of 2.56 g/t in Q4 2015 compared to 225,601 tonnes at 3.05 g/t in Q4 2014 which was a record quarter as Q4 2014 processing was inclusive of mined tonnes carried over from Q3 2014. Mill throughput in Q4 2015 was driven by availability of mined tonnes as discussed.

In 2016, Cosmo is expected to produce 60,000 – 65,000 ounces representing our expectations for achievable and sustainable results from our mine plans as we look to target quality production ounces and deliver positive physical and financial performance.

As a result of the production challenges experienced at the Cosmo Gold Mine during 2015 and the lower production profile expected in 2016, Newmarket is conducting a review of the carrying value of its Cosmo Gold Mine, in accordance with its usual processes. The assessment of the carrying value remains a work in progress, however management expects the review will indicate an impairment of the carrying value of the Cosmo Gold Mine of approximately $22 – $27 million, which will be recognized as a non-cash item in its year-end financial statements.

Stawell Gold Mine

Stawell produced 8,762 ounces of gold in Q4 2015, up 5% compared to Q3 2015 production, and down 9% compared to Q4 2014 production of 9,639 ounces of gold. Lower year-over-year quarterly gold production is attributed to a 0.49 g/t decrease in underground ore grade to 2.09 g/t in Q4 2015, with the higher grade U1, North Mine and Mariners area ores mined in Q4 2014 were completed in the first half of 2015.

Production in Q4 2015 consisted predominantly of non-reserve upper levels ore, and the commencement of stoping in the U2. The upper levels of the mine continued to perform well, however, U2 stoping activities suffered dilution due to a combination of stope dimension and proximity to the South Fault, reducing grade to the mill. Development in Q4 2015 was 815 m, which included capital development to access the upper levels of the Federal Albion South reserve area, and the completion of the East Flank exploration platform to enable continued underground drilling of the Aurora B discovery. Operating development focused on pushing the lower Federal Albion South levels to the South Fault, with stoping from that area expected in early 2016.

Low grade oxide stockpiles continued to supplement underground ore contribution resulting in total mill feed of 227,229 tonnes at 1.50 g/t and recovery of 80%. Recovery was up 3.1% compared to Q4 2014, following improvements to the treatment of preg-robbing ore between late 2014 and early 2015.

Fourth Quarter Corporate Highlights

•

On November 18, 2015, Newmarket announced the appointment of Darren Hall as Chief Operating Officer. Mr. Hall is based in Australia and has responsibility for all of the Company’s operating mines and growth projects.

•

On December 1, 2015, Newmarket provided an update on two 100% owned growth projects: the Esmeralda and Maud Creek gold deposits located in the Northern Territory. Newmarket has completed an 80 hole infill drill program on the Esmeralda project to upgrade Inferred resources and to establish open-pit design criteria. SRK Consulting (Australasia) is continuing to advance the Preliminary Economic Assessment (“PEA”) on the Maud Creek gold project, with this study to be completed in Q1 2016.

Cash Balance and Working Capital Position

At December 31, 2015, preliminary cash balance was approximately $36.5 million. Preliminary unaudited working capital was approximately $23 million. Newmarket is focused on deploying our capital on growth targets in our project pipeline that can have a significant positive impact on ongoing operations. Growth capital expenditures in Q4 2015 totaled $4.8 million.

2016 Outlook

Our 2016 outlook is as follows:

(U.S.) $	Fosterville	Cosmo	Stawell	Consolidated 2016
Gold Production (ounces)	110,000 – 120,000	60,000 – 65,000	~35,000	205,000 – 220,000
Operating Cash Costs per ounce*(1)	$500 – $575	$720 - $795	$900 - $975	$650 - $725
AISC per ounce*(1)(2)				$950 - $1,025
Capital expenditures excluding growth capital expenditures ($ million)	$37.5 - $42.5	$10 - $12	$2.5 - $3.0	$50 - $57.5
Growth capital expenditures ($ million)				$5 - $10
Corporate General and Administrative Expenses ($ million)				$5 - $6

* See Non-IFRS Disclosures (1) Operating Cash Costs per ounce and AISC per ounce reflect an average FX rate of $0.75. (2) All-In Sustaining Cash Costs per Ounce ("AISC") Includes Corporate General and Administrative Expenses.

Upcoming News

•	Full financial results for the three and twelve months ended December 31, 2015 will be released Friday, March 4, 2016.

•	Updated 2015 Mineral Reserves and Mineral Resources will be reported by the end of Q1 2016

•	Growth Exploration program updates in Q1 2016

Qualified Person

Mark Edwards, MAusIMM (CP), MAIG, General Manager, Exploration, Newmarket Gold, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this press release.

Fourth Quarter 2015 Financial Earnings Results and Conference Call Details

Full financial results and associated operating and all-in sustaining cash cost details for the three and twelve months ended December 31, 2015 will be released Friday, March 4, 2016 before the opening of the stock markets.

Douglas Forster, President and Chief Executive Officer, Robert Dufour, Chief Financial Officer, and Darren Hall Chief Operating Officer will also host a conference call to discuss the results on Friday, March 4, 2016, at 11:00 a.m. (EDT).

Participants may listen to the call by dialing toll free 1-800-319-4610 or 1-416-915-3239 at approximately 10:50 a.m. (EDT) and ask to join the Newmarket Gold conference call. International or local callers should dial 1-416-915-3239 at approximately 10:50 a.m. (EDT) and ask to join the Newmarket Gold conference call.

The call will also be webcast live at http://services.choruscall.ca/links/newmarketgold20160304.html and at www.newmarketgoldinc.com in the Events and Webcast section under the Investor Relations tab.

The live audio webcast will be archived and made available for replay at www.newmarketgoldinc.com.

Presentation slides which accompany the conference call will be made available in the Investors section of the Newmarket Gold website, under Presentations, prior to the conference call.

ON BEHALF OF THE BOARD

“Douglas Forster”

Douglas Forster, M.Sc., P.Geo.
President & Chief Executive Officer

For further information, please contact:

Laura Lepore
Director, Investor Relations
Newmarket Gold, Inc.
T: 416.847.1847
E: llepore@newmarketgoldinc.com
www.newmarketgoldinc.com

About Newmarket Gold Inc.

Newmarket Gold is a Canadian-listed gold mining and exploration company with three 100% owned operating mines across Australia. The Company is focused on creating substantial shareholder value by maintaining a strong foundation of quality gold production, over 200,000 ounces annually, generating free cash flow and maintaining a large resource base as it executes a clearly defined gold asset consolidation strategy. The Company is focused on sustainable operating performance, a disciplined approach to growth, and building gold reserves and resources while maintaining the high standards that the Newmarket Gold core values represent.

Non-IFRS Disclosure

The Company believes that investors use certain non-IFRS measures as indicators to assess gold mining companies, specifically Operating Cash Costs per Ounce and All-In Sustaining Cash Costs per Ounce. In the gold mining industry, these are common performance measures but do not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(1) Operating Cash Costs per Ounce of Gold are calculated by deducting silver sales revenue as a by-product from operating expenses per the consolidated statement of operations, then dividing by the gold ounces sold during the applicable period. Operating expenses include mine site operating costs such as mining, processing and administration as well as royalties, however excludes depletion and depreciation, share-based payments and rehabilitation costs.

(2) All-In Sustaining Cash Costs per Ounce of Gold ("AISC") is a performance measure that reflects all of the expenditures that are required to produce an ounce of gold from current operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the AISC definition as set out by the World Gold Council in its guidance dated June 27, 2013. The World Gold Council is a non-regulatory, non-profit organization established in 1987 whose members include global senior mining companies. The Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations. The Company defines AISC as the sum of operating cash costs (per above), sustaining capital (capital required to maintain current operations at existing levels), capital lease repayments, corporate general and administrative expenses, in-mine exploration expenses and rehabilitation accretion and amortization related to current operations. AISC excludes capital expenditures for significant improvements at existing operations deemed to be expansionary in nature, exploration and evaluation related to growth projects, rehabilitation accretion and amortization not related to current operations, financing costs, debt repayments, share-based compensation not related to operations, and taxes.

Cautionary Note Regarding Forward Looking Information

Certain information set forth in this news release contains “forward-looking statements”, and “forward-looking information under applicable securities laws. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which include the Company’s expectations about its business and operations, and are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as “will”, “expects”, “anticipates”, “believes”, “projects”, “plans”, and similar expressions. These statements are not guarantees of future performance or outcomes and undue reliance should not be placed on them. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are included in this press release or incorporated by reference herein, except in accordance with applicable securities laws.